ZHONG SEN INTERNATIONAL TEA COMPANY
3225 McLeod Drive, Suite 100, Las Vegas, Nevada 89103

May 2, 2013

VIA EMAIL AND EDGAR

Mr. William H. Thompson, Accounting Branch Chief

Ms. Yolanda Guobadia

U.S. Securities & Exchange Commission

Division of Corporate Finance

100 F. Street, N.E.

Washington, D.C. 20549

GuobadiaY@sec.gov

Re:	Zhong Sen International Tea Company

Form 8-K

Filed April 29, 2013

Amendment No. 2 to Form 8-K

File No. 0-54163

Verbal Comment

Dear Mr. Thompson and Ms. Guobadia:

We are in receipt of your verbal comment that the company and not legal counsel must provide the answer to the representations below. We have reproduced your comment represented below, highlighted in bold, with our acknowledgement following immediately thereafter.

1.	COMMENT. In responding to our comments, please provide a written statement from the company acknowledging that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

RESPONSE: The Company hereby acknowledges that:

(i)	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

(ii)	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission any action with respect to the filings; and

U.S. Securities & Exchange Commission

Division of Corporate Finance

April 29, 2013

(iii)	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We will file this letter as correspondence via EDGAR contemporaneous with its dispatch to you via email. In the meantime, please feel free to call me at the number above or respond via email or facsimile if you have any further comments or questions.

Very truly yours,

Zhong Sen International Tea Company

/s/ Marc Angell

Marc Angell

CEO